Exhibit 99.2

EDGE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended June 30, 2010 unless otherwise noted.

Date

The following Management’s Discussion and Analysis (MD&A) of Edge Resources Inc. (the “Company” or “Edge”) for the three months ended June 30, 2010 and 2009 has been prepared by management taking into consideration information available to August 26, 2010 and should be read in conjunction with the Company’s financial statements for the three months ended June 30, 2010 and 2009 and the audited financial statements for the year ended March 31, 2010 and the related notes as well as the Management Discussion and Analysis for the year ended March 31, 2010.  The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  All values presented in this report are in Canadian dollars unless otherwise stated.

Non-GAAP Measures

The term “field netback” represents income before tax from only producing properties.  It does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.  It is calculated as revenue less the sum of royalties and production expenses.  It is equivalent to the GAAP measure “gross margin”.  “Field netback” is presented in this report to assist users in determining how profitable the producing operations are.

The calculation of barrels of oil equivalent (“BOE”) is based on a conversion ratio of 6,000 cubic feet of natural gas to 1 barrel of oil to estimate relative energy content and does not represent a value equivalency at the wellhead.  BOE’s may be misleading, particularly if used in isolation.  A BOE conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  This conversion conforms to the Canadian Securities Regulator’s National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities.  These terms are not defined by Canadian Generally Accepted Accounting Principles and are therefore referred to as non-GAAP measures.

Forward Looking Information

It is the Company’s practice not to provide any forward guidance or projections. Notwithstanding this policy, this MD&A may contain forward-looking statements and assumptions in respect of various matters including statements related to the future sale of assets and the future need to raise additional capital, the ability of the Company to continue to sustain future negative cash flow from operations and to continue operations in the future, the view and outlook of future commodity prices, cyclical industry fundamentals, the risk of the Company being able to retain the services of officers and other key employees and consultants, asset retirement costs, future potential property and equipment impairments under GAAP and/or IFRS and future potential changes to stock based compensation expense and adjustments to the Black Scholes option pricing model.  All constitute “forward-looking information” within the meaning of applicable Canadian securities legislation, as well as all statements that involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. When used in this MD&A, such statements use such words as “may”, “will”, “intend”, “should”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar terminology. These statements are also “forward-looking information” within the meaning of applicable Canadian securities legislation, and they reflect current expectations regarding future events and operating performance and speak only as of the date of this MD&A.

Forward-looking information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information.

Although the forward-looking information contained in this MD&A are based upon what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. This forward-looking information is provided as of the date of this MD&A. The Company does not assume any obligation to update or revise them to reflect new events or circumstances, except as required by applicable securities legislation.

Additional information about the Company, including periodic quarterly and annual MD&A and financial statements can be accessed at www.sedar.com.

Abbreviations

Oil and Natural Gas
bbl - barrels	mmcf - million cubic feet
mbbl - thousand barrels	mcf/d - thousand cubic feet per day
mmbbl - million barrels	mmcf/d - million cubic feet per day
bbl/d - barrels per day	GJ - gigajoule
API - American Petroleum Institute	bcf - billion cubic feet
mcf - thousand cubic feet	tcf - trillion cubic feet

Other
boe	barrel of oil equivalent converting six mcf of natural gas to one barrel of oil (6:1) unless otherwise stated
boe/d	barrels of oil equivalent per day
bopd	barrels of oil per day
mboe	thousand of barrels of oil equivalent
NCGORR	non-convertible gross overriding royalty
NPV	net present value

Identification

The Company is a junior oil and gas company that is listed under the symbol “EDE” on the TSX Venture Exchange (“TSXV”).

Basis of Presentation

The financial data presented below has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  The reporting and measurement currency is the Canadian dollar.

Description of Business

At the Company’s annual general meeting held on July 20, 2009, the change of name to Edge Resources Inc. received shareholders’ approval and regulatory approval on July 28, 2009. Since 2005, the Company was an exploration company engaged principally in the acquisition, exploration and development of mineral claims. On May 26, 2009 the TSX Venture Exchange accepted for filing (Filing Statement dated April 30, 2009) Edge Resources Inc.’s change of business and reactivation to oil and gas exploration, development and production. This change of business and reactivation was comprised of the acquisition of certain petroleum and natural gas assets in the Willesden Green area of west-central Alberta and the completion of a private placement financing described later in this MD&A. An entire new management team with significant oil and gas experience and new board of directors was elected to coincide with the change in business to an oil and gas development company.

Business Overview

The Company’s principal business is to identify and evaluate opportunities for the acquisition of interests in oil and gas properties and to undertake exploration and/or development programs on such properties if acquired or to joint venture or option such properties to third parties, with a view to discovering and producing oil and/or natural gas.

On May 26, 2009, the Company acquired certain petroleum and natural gas assets, tangibles and miscellaneous interest situated in the Willesden Green area of west-central Alberta from Poplar Point Energy Ltd. This was an arm’s length transaction to the Company. The total consideration paid by the Company to the vendor was $1,500,000 cash. In addition, the Company paid to pay Quarry Bay Capital LLC an assignment fee of $25,000 for the right to enter into a definitive agreement and a finder’s fee of $107,500 to Corporate House Equity Ltd., an arm’s length party. The TSX Venture accepted for filing the agreement to purchase these assets. The Willesden Green property is located in Townships 41 to 42, Ranges 3 to 4W5M approximately 70 km north and west of Red Deer, Alberta.  The Company’s working interest in the oil and gas assets consists of 50% in two sections and 100% in five sections, all of which contain drilled and cased natural gas wells.

The Company is currently focusing on the development of natural gas from the “Edmonton Sands” group of formations, a conventional, shallow gas group of reservoirs in west-central Alberta.  Since June 1, 2009 the Company added a number of key individuals to its management team.  This new management team has experience evaluating, financing, planning, executing and operating oil and gas exploration and development projects.  During the summer of 2009, after completion of the seven-section acquisition, the Company completed a four well drilling program in the Willesden Green and nearby areas and increased the Company’s land base through farm-in agreements.   The Company has entered into various farm-in agreements which allow it to earn up to 38 sections by drilling wells on the associated sections.

During the quarter ended June 30, 2010, the Company began production operations.  For more information see “Fiscal 2011 Highlights”.

FISCAL 2011 HIGHLIGHTS

First Quarter Highlights/Quarterly update

•
On May 22, the Company’s first production was brought on stream.  The 100% owned well was hydraulically fractured then tied-into third party infrastructure and as such, is slightly restricted on flow-rates due to higher-than-ideal line pressures.

•	The Company progressed in the planning phase to construct its own dedicated shallow-gas gathering system for all its wells in the area, which will improve production rates and lower operating costs.

•	During the quarter, the Company also announced the addition of several sections of prospective land, to be earned through various farm-in deals.

Outlook

In addition to the 11 sections the Company currently controls, the Company has signed various farm-in agreements that give the Company the ability to earn up to 38 additional sections by drilling wells on the corresponding sections.   The Company has also acquired one section of land through an Alberta Crown Land sale.  All of this prospective land is in the Company’s core area geographically and all sections are prospective for the Edmonton Sands group of formations, the Company’s current focus and area of expertise.

The Company intends on constructing its own dedicated shallow gas gathering system and tying in the 11 existing wells.  Additionally, as a result of the aforementioned farm-in and land acquisitions, the Company intends on drilling a significant number of wells in the coming months, which may significantly increase the Company’s land base, production and cash-flow.

Reserves

Edge retained an independent engineering firm, AJM Petroleum Consultants, to prepare a reserve report which for March 31, 2010.  For additional information, please see the 51-101 filing which can be accessed at www.sedar.com.

Financial Condition & Overall Performance

The financial condition June 30, 2010 has declined slightly from that as at March 31, 2010.  Edge issued 566,160 shares as a result of warrants being exercised for $169,848 in proceeds.  As at June 30, 2010 the Company had a cash balance of $58,643 (March 31, 2010 - $253,158), and a working capital of $69,488 (March 31, 2010 - $424,095), both reductions resulting from the progress on the Company’s capital program.   The Company does not have a credit facility agreement in place as at June 30, 2010, however the Company did have an unsecured, non-interest bearing demand loan to a third party which was repaid in May, 2009.

The Company has developed unique, low-cost drilling and completion techniques; thus, the Company intends to be the operator of record on all wells that it drills, regardless of the Company’s working interests in those wells. The accounts receivable represents amounts due from working interest partners for their share of drilling and completion costs incurred by the Company, as operator of record. The fair value of these accounts receivables approximates their carrying values.

Selected Quarterly Information

The following table sets forth certain quarterly financial information of the Company’s previous quarters:

	First Quarter Ended Jun. 30, 2010 $	Fourth Quarter Ended Mar. 31, 2010 $	Third Quarter Ended Dec. 31, 2009 $	Second Quarter Ended Sep. 30, 2009 $	First Quarter Ended Jun. 30, 2009 $	Fourth Quarter Ended Mar. 31, 2009 $	Third Quarter Ended Dec. 31, 2008 $	Second Quarter Ended Sep. 30, 2008 $
Net sales	56,528	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net and Comprehensive Loss	(292,481)	(355,455)	(325,765)	(247,048)	(425,804)	(580,251)	(277,337)	(107,600)
Net loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)	(0.01)
Working Capital	69,488	424,095	345,877	190,420	924,310	(15,724)	201,603	(227,015)

Trend analysis

The Company has experienced losses over the previous eight quarters.  However it has only been in the current business model since the acquisition of the Willesden Green properties and the implementation of the new management team in the spring/summer of 2009.  Both the previous and current management teams maximized efforts to minimize costs while attempting to pursue investment opportunities.

As working capital has declined, management has completed equity financings to replenish cash reserves.  Management is currently assessing the effectiveness of this strategy on a go forward basis and perusing financing alternatives.

Liquidity and Capital Markets

The Company had cash out-flow from operations for the quarter ended June 30, 2010 of $135,552 compared to a cash outflow of $168,916 in the quarter ended June 30, 2009 and is viewed by management to be in line with the comparative period when considering the net effect of the producing operations commenced in May, 2010 of approximately $31,000.

As noted elsewhere in this MD&A, as at June 30, 2010, the Company has $69,488 in working capital compared to $424,095 at March 31, 2010.  The Company anticipates requiring the completion of future financing or joint-venture participation, over and above the recently completed financing, in order to execute the full extent of its drilling program in the current fiscal year.  The Company is still considering potential joint-venture arrangements as well as potential debt financing opportunities.

Management has assumed that further external financing may be obtained, however uncertainty exists with respect to capital raising which could require management to adjust the future exploration program by delaying any capital projects until such time as the financing can be obtained at terms suitable to the Company.  Please see the “Outlook” for further details.

Production Summary

	Quarter Ended June 30, 2010	Quarter Ended June 30, 2009	% Change

Production

Natural gas (E3M3) (total for 43 days production)	463.0	-	100.0
Natural gas (boe) (total for 43 days production)	2741.8	-	100.0
Natural gas (GJ) (total for 43 days production)	18439.0	-	100.0

Average Sales Price

Natural gas ($/boe)	26.31	-	100.0
Natural gas ($/GJ)	3.91	-	100.0

% gas	100%	-	100.0

Discussion of Quarter Ended June 30, 2010

Natural gas revenues, both gross and net, as well as operating expenses have increased due to the Company commencing production.

General and Administrative and Consulting Expenses

	Quarter Ended June 30, 2010 $	Quarter Ended June 30, 2009 $	% change
Gross	303,056	332,605	(8.9)
Capitalized	106,808	54,857	94.7
Net	196,248	277,748	(29.3)
Per boe gross	110.53	-	100.0
Per boe net	71.57	-	100.0

In the quarter ended June 30, 2010 gross general and administrative costs, before capitalization, were $303,056 in line with $332,605 in the quarter ended June 30, 2009 when factoring in certain one-time projects which resulted in $14,500 in expenses.  The capitalized portion increased due to the commencement of preparations for a drilling program in the first quarter of 2010, resulting in higher capitalized portions of consultant expenditures.  The lower net expense is simply a result of the above two factors.

Interest Income

Interest income totalled $1,074 for the quarter ended June 30, 2010.  The Company did earn any interest in the comparative period.

Depreciation, Depletion and accretion
	Quarter Ended June 30, 2010 $	Quarter Ended June 30, 2009 $	% Change
Depletion, depreciation and accretion	32,576	-	100.0
Per boe	11.88	-	100.0

Depreciation and depletion is based upon capital expenditures, production rates and reserves.  For the quarter ended June 30, 2010 depletion amounted to $32,576.  There was no expense in the prior period as the Company did not have any producing operations.

Net Loss

Edge had a loss of ($291,407) or ($0.007) per share in the quarter ended June 30, 2010.  This loss was smaller than the prior period loss of ($425,804) or (0.020) per share primarily due to reductions in stock-based compensation expenses and an increased portion of general and administrative expenses being capitalized.

Equity/Warrants

Current period

In May, 2010, 566,160 finders warrants were exercised at $0.30 per warrant for gross proceeds of $169,848.  96,250 finders warrants expired unexercised.   These warrants were issued in the prior period as discussed below.

Prior period

Concurrent with the closing of the acquisition of the Willesden Green area petroleum interests from Poplar Point Energy Ltd.,  in May, 2009, the Company completed a private placement of 12,182,912 common shares at a price of $0.25 per share, for gross proceeds of $3,045,750.  The Company paid a cash commission to certain finders equal to 7% of the gross proceeds of the private placement which totaled $151,603 as well as issuing 662,410 finders warrants.  Each warrant, entitled the holder to purchase one common share of the Company at a price of $0.30 per common share for a period of 12 months following the closing on the transaction.  The fair value of the warrants totaling $47,654 was recorded as share issue costs.

Stock Options

During the quarter, the Company issued 300,000 options to various consultants, directors and officers of the Company.  The options had a weighted average exercise price of $0.32.  100,000 options included terms which included immediate vesting and are exercisable for a period of two years.  The remaining 200,000 had step-vesting provisions, with one quarter vesting immediately and an additional one quarter vesting every six months.  The options are exercisable for a period of five years from the grant date, once vested.

Cash Flow From Operations

For the quarter ended June 30, 2010, which included 43 days of production, cash flow from operations was ($135,552) which was in line with ($168,916) for the period ended June 30, 2009.  Please see “Liquidity and Capital Markets” for further information.

Acquisitions

There were no acquisitions or dispositions in the quarter ended June 30, 2010.

During the quarter ended June 30, 2009, the Company completed the purchase of non-producing, non-core assets for gross cash proceeds of $1,500,000.  There were no dispositions in the quarter ended June 30, 2009.

Financial Instruments

All of the Company’s financial instruments as at June 30, 2009 consist of cash and cash equivalents, recorded amounts of accounts receivable which will result in future cash receipts, a deposit, as well as accounts payable and accrued liabilities, which will result in future cash outlays.

The nature of these instruments and the Company’s operation expose the Company to commodity price risk, credit risk, liquidity risk, and market risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.  The Company does not use derivative financial instruments to manage its exposure to these risks.

Off-balance Sheet Arrangements

Edge does not have any arrangements that would be excluded from the balance sheet as at June 30, 2010, nor have any such arrangements outstanding as of the date of this MD&A.

Risk Factors

Business Risks

Although it was incorporated in 1968, the Company began operating under the current business model in 2009.  It does not have a history of earnings, nor has it paid any dividends.  There is no plan to pay any dividends in the future.  The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable results on an ongoing basis, and the raising of funds from new equity issues, financing and sale of assets to provide it with sufficient resources to fund its operations and future potential exploration and development activities.  However, there is no assurance that this will occur and that the Company will be able to continue operations in the future.

In addition, the Company is exposed to the many risks associated with the oil and gas industry, including, but not limited to, economic, financial, cost of capital, environmental and human resource risk.  Economic risk is the risk of finding and producing reserves at a cost which produces an economic return.  Financial risk consists of marketing production at a reasonable price given market conditions.  Cost of capital is the risk associated with the Company’s ability to obtain capital to fund its activities at a reasonable cost.  Environmental risk is the risk of carrying out operations with potential for adverse impact upon the environment.  Human resource risk is the risk of maintaining access to expertise which will allow the company to grow and prosper.

The Company will be subject to commodity price risk for the delivery of natural gas.  The Company may manage and minimize this risk by entering into various joint ventures with sub-participants.  As at June 30, 2010 and the date of this report, the Company has not entered into any commodity contracts.

The current financial instability has increased the uncertainty in the oil and natural gas industry.  The revenue, cash flow and earnings of the Company are substantially dependent upon and affected by the trends in natural gas prices.  Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, may affect both the demand for and the supply of natural gas.  Weather conditions, governmental regulation, levels of consumer demand, the availability of pipeline capacity and other factors beyond the Company’s control may also affect the supply of and demand for natural gas, leading to future price volatility.  The large fluctuations in natural gas prices which have occurred during this financial crisis have resulted in fluctuations in the Company’s revenues.  Future changes in oil and natural gas prices could result in increases or decreases in total revenues for the Company.

The success of the Company is dependent upon the skills and expertise of the officers of the Company.  The Company does not carry any “key man” insurance that would compensate the Company for the loss of any senior executives.  There is no guarantee that the Company will be able to continue to retain the services of the officers or other key employees or key consultants of the Company.

Environmental

All phases of the natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. Although the Company believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company's financial condition, results of operations or prospects.

Prices, Markets and Marketing

The Company's revenues, profitability and future growth and the carrying value of its properties are substantially dependent on prevailing prices of natural gas. The Company's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon natural gas prices. Prices for natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company.

Risks May Not be Insurable

The Company's operations are subject to the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts and fires, all of which could result in personal injuries, loss of life and damage to property of Edge and others.  In accordance with customary industry practice, Edge is not fully insured against all of these risks, nor are all such risks insurable, however management is of the opinion that adequate insurance has been obtained, where available. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  Edge expects it will be able to fully comply with all regulatory requirements in this regard.

Commitments

Except as disclosed elsewhere, the Company has the following commitments:

The Company signed a lease for premises commencing August 1, 2010 and expiring June 29, 2012.  The lease calls for basic rent in the amount of $1,751 per month over the term of the lease with the first three months of occupancy free.  The lease also requires the Company to pay their share of monthly operating costs.  The future minimum lease payments, exclusive of occupancy costs are as follows:

2010	$8,755
2011	$21,012
2012	$10,506

The Company has entered into a drilling commitment whereby the Company must drill seven wells prior to October 31, 2010.  For each well not spudded by this date, a $25,000 per well penalty will apply.  In addition, a $1,500 per month per well penalty will be assessed the Company for each well not brought onto test production.  Subsequent to the balance sheet date, the Company began surveying locations for these wells and is currently nearing the drilling phase.

The Company has entered into a drilling commitment whereby the Company must drill four wells with the first well spud date being no later than September 30, 2010 and each of the three wells spudded one per quarter for the next three consecutive subsequent quarters.  Should these wells not be completed in the allotted timeframe, the Company will forfeit its working interest in these wells and may have to pay $150,000 in liquidated damages.  These wells have not yet been drilled; however, subsequent to the balance sheet date, the Company began surveying locations for these wells and is currently nearing the drilling phase.

In the ordinary course of business, the Company enters into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, operating agreements, leasing agreements, asset use agreements, industry farm-out agreements, etc. In such contracts, the Company may indemnify counter-parties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

Under the terms of certain agreements and the Company’s by-laws the Company indemnifies individuals who have acted at the Company’s request to be a director and/or officer of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individuals as a result of their service.  The claims covered by such indemnifications are subject to statutory and other legal limitation periods.  The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiaries of such indemnification agreements.

Contingent Liabilities

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on operations cannot be determined at this time, it could be material for any one quarter or year.

Capital Management

The Company’s objective with the management of its capital is to allow it to maintain investor, creditor and market confidence and to sustain future development of the business.  The Company seeks to maintain a balance between the level of debt and shareholders’ equity to ensure access to capital to fund growth and working capital given the cyclical nature of the oil and gas sector. The capital structure consists of shareholders’ equity comprised of share capital, share purchase warrants, contributed surplus and deficit.  Management monitors its available cash and compares the amount to the short term and long term capital requirements.  Management then determines the best course of action for the Company and makes adjustments to the capital structure.  The Company currently has no credit facilities in place, no bank indebtedness or long-term debt and as such has no external capital requirements.

Related Party Transactions

During the quarter the following the transactions occurred with related parties:

For the three months ended June 30, 2010, the Company incurred $46,250 (2009 - $15,417) in management and engineering consulting fees from a private company in which Brad Nichol, a director and officer of the Company, is the principal shareholder.  Of these fees $40,808 (2009 - $10,500) has been capitalized to property and equipment with the remaining $5,442 (2009 - $4,917) included in consulting and professional fees on the statement of operations.

For the three months ended June 30, 2010, the Company incurred $3,500 (2009 - $12,000) in management and accounting consulting fees from a private company in which, Terry Kwan, a former director and officer of the Company, is the principal shareholder.  These fees have been included in consulting and professional fees on the statement of operations.  Mr. Kwan resigned in May, 2010.

For the three months ended June 30, 2010, the Company incurred $12,400 (2009 - $nil) in management and accounting consulting fees from a private company in which Ian Thomson, an officer of the Company, is the principal shareholder.  These fees have been included in consulting and professional fees on the statement of operations.

For the three months ended June 30, 2010, the Company incurred $nil (2009 - $5,250) in consulting fees from a private company in which Chris Cooper, a director of the Company, is the principal shareholder.  These fees were in regards investor relations expenses and have been included in general and administrative expenses on the statement of operations.

For the three months ended June 30, 2010, the Company incurred $nil (2009 - $11,912) in legal fees from a law firm in which Scott Reeves, a director of the Company is a principal.  These fees have been included in consulting and professional fees on the statement of operations.

For the three months ended June 30, 2010, the Company incurred $nil (2009 - $14,500) in fees from Darcy Spady, a director of the Company.  These fees were for time spent on various projects and serving on certain committees.  These fees have been included in consulting and professional fees on the statement of operations.

For the three months ended June 30, 2010, the Company incurred $5,737 (2009 - $10,063) in office and rental fees from Poplar Point Energy Ltd., a company formerly related by virtue of a common director.  These fees have been included general and administrative expenditures.  The director resigned as a board member of Poplar Point Energy Ltd. effective May 1, 2010.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties.

Disclosure of Outstanding Share Data

As at the date of this MD&A, the following is a description of the outstanding equity securities and convertible securities issued by the Company:

	Authorized	Outstanding as at Report Date
Voting or equity securities issued and outstanding	Unlimited Common Shares	43,677,971 Common Shares

Securities convertible or exercisable into voting or equity securities – stock options	Stock options to acquire up to 10% of outstanding Common Shares	3,800,000 Stock options granted exercisable at various prices between $0.30 and $0.35

Voting or equity securities issuable on conversion or exchange of outstanding securities – warrants	Warrants to acquire up to 4,425,887 Common Shares	4,425,887 Warrants exercisable various prices between $0.20 and $0.28 per warrant

Critical Accounting Estimates

Proved Oil and Gas Reserves

Under National Instrument 51-101 (“NI 51-101”), “proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable (it is possible that the actual remaining quantities recovered will exceed the estimated proved reserves). In accordance with this definition, the level of certainty targeted by the reporting company should result in at least a 90% probability that the quantities actually recovered will equal or exceed the estimated reserves. In the case of “probable” reserves, which are obviously less certain to be recovered than proved reserves, N.I. 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable, the reporting company must believe that there is at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

Proved plus probable reserves as defined in N.I. 51-101 are viewed by many industry participants as being comparable to the “established” reserves definition that was used historically. Under the previous rules, the established reserves category was generally calculated on the basis that proved plus half of probable reserves (as those terms were defined in NP 2B) represented the best estimate at the time.

The process of establishing reserves requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance.

Depletion Expense

The Company uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and development are capitalized whether or not the activities funded were successful. The aggregate of net capitalized costs and estimated future development costs, less estimated salvage values, is amortized using the unit-of-production method based on estimated proved oil and gas reserves.

An increase in estimated proved oil and gas reserves would result in a corresponding reduction in depletion expense.

A decrease in estimated future development costs would result in a corresponding reduction in depletion expense.

Certain costs related to unproved properties may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted.

Impairment

The Company applies a ceiling test to the capitalized cost of its petroleum and natural gas properties to ensure that the net carrying value does not exceed the estimated value of future net revenues from production of gross proved reserves plus the cost of unproved properties and major development projects excluded from depletion.  Net revenues are estimated using forecasted prices, less estimated costs directly associated with the development, production, and sale of reserves. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves, using a risk-free interest rate, and the sale of unproved properties.  Any reduction in the net carrying value of petroleum and natural gas properties as a result of the ceiling test is charged to operations.

Provision for Asset Retirement Obligations

The Company follows the current recommendations of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations.  The standard requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The present value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long lived asset.  The depreciation of the capitalized asset retirement cost will be determined on a basis consistent with depreciation, depletion and amortization of the long lived asset.  With the passage of time, accretion will increase the carrying amount of the asset retirement obligation.

New Accounting Standards for fiscal 2011

No new accounting standards were adopted for the current fiscal year.

Recent accounting pronouncements

Business combinations, consolidated financial statements and non-controlling interest

In January, 2009, the CICA issued new Handbook Section 1582, “Business Combinations”, 1601, “Consolidations”, and Section 1602, “Non-controlling Interests” replacing Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” as well as establishing a new section for accounting for a non-controlling interest in a subsidiary.

Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent consideration and contingencies will also be recorded at fair value on the acquisition date.  The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.  It provides the Canadian equivalent to IFRS 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.  It is equivalent to IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  Management is of the opinion that there will be no material impact on the Company resulting from the adoption of these new Sections on its financial statements.

International Financial Reporting Standards

On February 13, 2008, the Canadian Institute of Chartered Accountants Accounting Standards Board (AcSB) confirmed the date of changeover from GAAP to International Financial Reporting Standards (“IFRS”).  Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, including comparatives for the 2010 fiscal year.  Canadian non-publicly accountable entities may also adopt these standards.  In addition to significant changes in accounting policy issues, IFRS also requires considerably more disclosure, particularly for quarterly reporting.  While IFRS uses a conceptual framework similar to GAAP, there are several significant differences in accounting policies which must be addressed.

The International Accounting Standards Board (“IASB”) has also issued an exposure draft relating to certain amendments and exemptions to IFRS 1.  The IASB announced approval of this amendment in July 2009.  This amendment allows the Company to apply IFRS prospectively by utilizing its current oil and gas reserves at the transition date to allocate the Company’s property and equipment assets as accounted for under GAAP full cost accounting to cash generating units as required under IFRS.  This requires that an impairment test, under IFRS standards, be performed at the transition date.  The Company is currently evaluating all of its property and equipment assets under full cost accounting to determine how the assets will be grouped into cash generating units.

This transition from GAAP to IFRS will be a major undertaking which may result in material adjustments to the Company’s reported financial position and results of operations, and may result in a future impairment of the Company’s fixed assets as presently reported under GAAP.

The Company has completed a high level IFRS transition plan and has determined future activities that will need to be undertaken.  This was formulated following a preliminary review of the high level differences between GAAP and IFRS and the potential material effects that IFRS may have on the financial statements and reported results.

Following this preliminary assessment, the Company will be undertaking a detailed review of all material areas of difference between GAAP and IFRS to identify specific differences that will impact the Company and to determine which IFRS policies should be implemented.  The major areas that will be addressed will be the determination of cash generating units, the review of any potential impairment issues, the review of any adjustments required for bank lending covenants, and the impact on any business processes.

With the replacement of the CFO in May, the new CFO is currently reviewing the IFRS conversion plan of the Company and progress to date.  The review was expected to be completed in the summer however it was delayed due to resource constraints.  The timeline to complete the review is now in the fall and an update will be available in November.

As such, management is still in the preliminary stages of determine which policies choices it will elect to adopt and over the course of the summer will need to ensure that retrospective application will be properly completed.  The Corporation has reviewed IFRS 1 – First Time Adoption of International Financial Reporting Standards.  At this time, the Corporation is expected to adopt certain exemptions under IFRS 1.13.  For example, management expects to utilize the ability to use the fair value of property and equipment as at the transition date as its deemed cost at that date (i.e. cost recorded under Canadian GAAP).  As such, the value of property and equipment as of March 31, 2010 is expected to be utilized as the opening balance under IFRS on April 1, 2010.  Management is also currently assessing the available alternatives under IFRS 1.13 which may apply.

During 2010, the Corporation will continue to evaluate the impact of IFRS on the Corporation and develop and put in place a plan for the conversion of IFRS.  The remaining conversion work will occur in 2010, in anticipation of the preparation of the April 1, 2010 balance sheet as well as quarterly financial statements that will be required for comparative purposes for all periods ending June 30, 2010 or later.

The Company is monitoring the ongoing development of all pronouncements by the AcSB and the IASB in addition to the regulatory developments as issued by the Canadian Securities Administrators which may have an impact on future IFRS adoption and financial disclosure issues.